Prospectus Supplement
John Hancock Marathon Asset-Based Lending Fund (the Fund)
Supplement dated February 25, 2026 to the current Prospectus, as may be supplemented (the Prospectus)
The Fund anticipates converting from a tender offer fund with monthly subscriptions to an interval fund with daily subscriptions as of the close of business on or about Friday, April 24, 2026, subject to shareholder approval. The first subscriptions as an interval fund are expected to be accepted on or about Monday, April 27, 2026, at the Fund’s net asset value on that date, with subscriptions accepted each business day thereafter in accordance with the Fund’s Prospectus. To facilitate the conversion, no subscriptions submitted beginning April 1, 2026 through April 24, 2026 will be accepted. The Fund may extend this temporary suspension if the conversion is delayed.
Other Changes to the Fund’s Current Prospectus
Effective immediately, the Fund will stop accepting orders from all investors to purchase Class S shares and Class D shares. Prior to August 1, 2025, the Fund had stopped accepting orders from new investors.
In addition, effective immediately, the Fund will no longer charge a 2.00% “Early Repurchase Fee” in connection with the repurchase of a Shareholder’s shares prior to the day immediately preceding the one-year anniversary of such Shareholder’s purchase of Fund shares. Accordingly, all references to the “Early Repurchase Fee” in the Fund’s Prospectus are hereby deleted.
You should read this supplement in conjunction with the Prospectus and retain it for your future reference.
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